June 29, 2006

Hanna T. Teshome

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GreenPoint Mortgage Securities LLC Amendment No. 1
to the Registration Statement on Form S-3 Relating to
Mortgage Asset-Backed Pass-Through Certificates and Asset-Backed Notes

Dear Ms. Teshome:

On behalf of GreenPoint Mortgage Securities LLC (the “Registrant”) we have caused the following to be filed with the Securities and Exchange Commission (the “SEC”) electronically via EDGAR: (i) the Registrant’s response to your letter (the “Response Letter”) dated June 7, 2006 and (ii) the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement No. 333-134403, initially filed on Form S-3 with the SEC on May 23, 2006.

The Registrant is filing Amendment No. 1 to increase the proposed maximum amount of registered securities to be registered from $1,000,000 to $6,134,324,860.00. Amendment No. 1 has been marked to show all changes made to the Registration Statement since it was filed.

The total registration fee for $6,134,324,860.00 of securities is $656,372.76. $107.00 of the registration fee was paid on May 23, 2006 in connection with the initial filing of Registration Statement No. 333-134403. A registration fee in the amount of $656,256.76 was paid by the Registrant in connection with $5,575,750,000.00 of unissued securities registered by the Registrant under Registration Statement No. 333-124309, initially filed on April 25, 2005, and pursuant to Rule 457(p) the Registrant is offsetting such amount against the total registration fee due for Registration Statement No. 333-134403.

Two courtesy copies of the Response Letter and Amendment No. 1 are being forwarded to you via overnight courier. The courtesy copies have been marked to show all changes made to Registration Statement No. 333-134403 since May 23, 2006.

If you have any questions concerning Registration Statement No. 333-134403, please do not hesitate to call me at (213) 612-2385 or Martin Howard at (213) 612-2486.

Very truly yours,

/s/ Duane K. Beasley, Esq.

Duane K. Beasley, Esq.

cc:	Martin Howard, Esq.
Office of Structured Finance, Transportation and Leisure